UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)1

Sigma Designs, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

826565103
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 2, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 826565103

1	NAME OF REPORTING PERSON POTOMAC CAPITAL PARTNERS III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,918,717
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,918,717
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 1,918,717
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 826565103

1	NAME OF REPORTING PERSON POTOMAC CAPITAL MANAGEMENT III, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,918,717
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,918,717
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 1,918,717
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 826565103

1	NAME OF REPORTING PERSON POTOMAC CAPITAL PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 631,066
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 631,066
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 631,066
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 826565103

1	NAME OF REPORTING PERSON POTOMAC CAPITAL MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 631,066
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 631,066
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 631,066
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 826565103

1	NAME OF REPORTING PERSON PAUL J. SOLIT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,549,783
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,549,783
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 2,549,783
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 826565103

1	NAME OF REPORTING PERSON ERIC SINGER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,000
	8	SHARED VOTING POWER 1,918,717
	9	SOLE DISPOSITIVE POWER 45,000
	10	SHARED DISPOSITIVE POWER 1,918,717
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 1,963,717
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 826565103

1	NAME OF REPORTING PERSON MARK J. BONNEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER -0-**
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER -0-**
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON -0-**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 826565103

1	NAME OF REPORTING PERSON MARK F. FITZGERALD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER -0-**
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER -0-**
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON -0-**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 826565103

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”).  This Amendment No. 5 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 1,918,717 Shares owned directly by PCP III is approximately $9,986,633, including brokerage commissions.  Of the 1,918,717 Shares owned directly by PCP III, 373,700 Shares were contributed by limited partners to PCP III pursuant to its limited partnership agreement and 1,562,464 Shares were acquired with its working capital.

The aggregate purchase price of the 631,066 Shares owned directly by PCP is approximately $3,506,062, including brokerage commissions.  The Shares owned directly by PCP were acquired with its working capital.

PCP III and PCP each effect purchases of securities primarily through margin accounts maintained for them with prime brokers, which may extend margin credit to them as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

The aggregate purchase price of the 45,000 Shares owned directly by Mr. Singer is approximately $248,975.  Such Shares were acquired with personal funds.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons filed a definitive proxy statement on Schedule 14A with the Securities and Exchange Commission (the “SEC”) on June 20, 2012 in connection with the solicitation of proxies for the election of a slate of director nominees at the 2012 annual meeting of shareholders (the “Annual Meeting”) of the Issuer.  In its definitive proxy statement and certain of its definitive additional proxy solicitation materials filed on Schedule 14A, the Reporting Persons disclosed that they were in discussions with the Board to reach a mutually agreeable resolution regarding Board representation that would serve the best interests of all shareholders. Specifically, the Reporting Persons proposed in the settlement discussions that the Board be reconstituted with an equal number of incumbent directors and new directors designated by Potomac, with an additional director to be appointed, to be mutually agreed upon by Potomac and the remaining incumbent directors.

On August 2, 2012, Potomac (as defined in the Settlement Agreement) and the Issuer entered into a settlement agreement (the “Settlement Agreement”).  Pursuant to the terms of the Settlement Agreement the Issuer and Potomac agreed that following the Annual Meeting the Board shall be composed of five (5) directors as follows: (i) two (2) director candidates nominated by Potomac, Eric B. Singer and Mark J. Bonney (the “Potomac Nominees”), (ii) two (2) director candidates nominated by the Issuer, Thinh Q. Tran and Lung C. Tsai (the “Issuer Nominees”) and (iii) Maury Austin, an independent director candidate deemed mutually agreeable to both the Issuer and Potomac.  In order to effectuate the election of the Potomac Nominees at the Annual Meeting, Potomac shall, with respect to the election of directors, cumulatively vote all Shares represented by properly executed GOLD proxy cards only in favor of the election of the Potomac Nominees (unless any such properly executed GOLD proxy cards instruct otherwise so as to withhold authority to cumulate votes in such manner or any such properly executed GOLD proxies are marked “WITHHOLD” with respect to the election of one or more of the Potomac Nominees, in which case the shares represented by such proxies shall not be cumulated with respect to the director candidate(s) so indicated, but only to the extent so indicated).   In order to effectuate the election of the Issuer Nominees at the Annual Meeting, the Issuer shall, with respect to the election of directors, cumulatively vote all Shares represented by properly executed WHITE proxy cards only in favor of the election of the Issuer Nominees (unless any such properly executed WHITE proxy cards instruct otherwise so as to withhold authority to cumulate votes in such manner or any such properly executed WHITE proxies are marked “WITHHOLD” with respect to the election of one or more of the Issuer Nominees, in which case the shares represented by such proxies shall not be cumulated with respect to the director candidate(s) so indicated, but only to the extent so indicated).

CUSIP NO. 826565103

The Board also agreed to expand the Board from four to five directors, effective as of immediately following the Annual Meeting.  Each of Potomac and the Issuer agreed to take such other actions as are within its power to cause the newly-elected Board to appoint Maury Austin to the Board immediately following the Annual Meeting to fill the vacancy created by the increase in the authorized number of directors from four to five directors.  The Board and the Corporate Governance and Nominating Committee of the Board have reviewed the qualifications and background of Mr. Austin and determined that his appointment to serve as a director of the Issuer is in the best interest of Sigma and its shareholders.

If for any reason the voting at the Annual Meeting does not result in the election of the Potomac Nominees and the Issuer Nominees, Potomac and the Issuer will, in good faith and as promptly as practicable, take any actions that may be required in order to reconstitute the Board to five (5) members in a manner consistent with the composition of the Board as set forth in the Settlement Agreement.  Upon the conclusion of the Annual Meeting, the Settlement Agreement provides that Board shall work with management of the Issuer to promptly develop a plan to improve efficiencies within the organization and to bring expenses in line with revenue.

Potomac and the Issuer also agreed pursuant to the Settlement Agreement that if the preliminary voting results at the Annual Meeting indicate that the Potomac Nominees and the Issuer Nominees have been elected to the Board, then Potomac and the Issuer agree to waive any right to challenge or review the voting results tabulated by the Independent Inspector of Elections and will consent to the certification of the voting results electing the Potomac Nominees and the Issuer Nominees as of the date of the Annual Meeting.

Pursuant to the Settlement Agreement, as promptly as practicable following the conclusion of the Annual Meeting, the Issuer shall take all necessary action in furtherance of reconstituting the committees of the Board as set forth in the Settlement Agreement.

In addition, the Issuer agreed that the size of the Board shall not be increased to more than five (5) directors prior to the conclusion of the 2013 annual meeting of shareholders (the “2013 Annual Meeting”) without the approval of the Board, including the unanimous approval of the Potomac Nominees and that prior to the 2013 Annual Meeting, if either or both of the Potomac Nominees is unable to serve as a director, resigns as a director or is removed as a director, and at such time Potomac beneficially owns in the aggregate at least the lesser of 5.0% of the Issuer’s then outstanding Common Stock and 1,645,224 Shares, Potomac shall have the ability to recommend a substitute person(s), who will qualify as “independent” pursuant to the listing standards of NASDAQ Stock Market, to fill the resulting vacancy or vacancies, subject to the approval of the Corporate Governance and Nominating Committee.

CUSIP NO. 826565103

Pursuant to the Settlement Agreement, Potomac agreed to vote all Shares represented by properly executed GOLD proxy cards and all Shares beneficially owned by Potomac in favor of (i) the ratification of the Issuer’s independent registered public accounting firm and (ii) the advisory vote on the executive compensation of the Issuer’s named executive officers, which is consistent with the recommendation of Institutional Shareholder Services Inc. on such proposals, unless any such properly executed GOLD proxy cards instruct otherwise.

In addition, Potomac agreed to certain “standstill provisions” under the Settlement Agreement for a period beginning as of the date of the Settlement Agreement and until the earlier of (i) ten (10) business days prior to the deadline for the submission of shareholder nominations for the 2013 Annual Meeting and (ii) one-hundred (100) days prior to the first anniversary of the Annual Meeting.

In connection with the Settlement Agreement, the Issuer agreed to reimburse Potomac for its reasonable, documented fees and expenses, incurred in connection with the matters related to the Annual Meeting, including, without limitation, its nomination letter and activities in connection therewith, Potomac’s proxy solicitation and activities in connection therewith, the filing of a Schedule 13D in connection with this Agreement and the negotiation and execution of this Agreement, provided that such reimbursement shall not exceed $400,000 in the aggregate.

The foregoing description of the Settlement Agreement is qualified in its entirety by reference to the full text of the Settlement Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - (c) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each Reporting Person is based upon 32,904,499 Shares outstanding, which is the total number of Shares outstanding as of June 12, 2012, as reported in the Issuer’s Definitive Proxy Statement on Form DEF14A filed with the Securities and Exchange Commission on June 19, 2012.

As of the close of business on August 2, 2012, PCP III beneficially owned 1,918,717 Shares, constituting approximately 5.8% of the Shares outstanding.  By virtue of their relationships with PCP III discussed in further detail in Item 2, each of Potomac Management III and Messrs. Solit and Singer may be deemed to beneficially own the Shares beneficially owned by PCP III.

As of the close of business on August 2, 2012, PCP beneficially owned 631,066 Shares, constituting approximately 1.9% of the Shares outstanding.  By virtue of their relationships with PCP discussed in further detail in Item 2, each of Potomac Management and Mr. Solit may be deemed to beneficially own the Shares beneficially owned by PCP.

As of the close of business on August 2, 2012, Mr. Singer directly owned 45,000 Shares, constituting less than 1% of the Shares outstanding.

Neither Messrs. Bonney nor Fitzgerald directly owns any Shares.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

CUSIP NO. 826565103

(b)           PCP III, Potomac Management III and Messrs. Solit and Singer share the power to vote and dispose of the Shares beneficially owned by PCP III.  PCP, Potomac Management and Mr. Solit share the power to vote and dispose of the Shares beneficially owned by PCP.  Mr. Singer has the sole power to vote and dispose of the Shares directly owned by Mr. Singer.

(c)           There were no transactions in the Shares by the Reporting Persons during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On August 2, 2012, PCP III, Potomac Management III, PCP, Potomac Management, Messrs. Solit and Singer and the Issuer entered into a Settlement Agreement defined and described in Item 4 and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1           Settlement Agreement, dated August 2, 2012.

CUSIP NO. 826565103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2012	POTOMAC CAPITAL PARTNERS III, L.P.

	By:	Potomac Capital Management III, L.L.C.
General Partner

	By:	/s/ Paul J. Solit
	Name:	Paul J. Solit
	Title:	Co-Managing Member

POTOMAC CAPITAL MANAGEMENT III, L.L.C.

By:	/s/ Paul J. Solit
Name:	Paul J. Solit
Title:	Co-Managing Member

POTOMAC CAPITAL PARTNERS L.P.

By:	Potomac Capital Management, L.L.C.
General Partner

By:	/s/ Paul J. Solit
Name:	Paul J. Solit
Title:	Managing Member

POTOMAC CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Paul J. Solit
Name:	Paul J. Solit
Title:	Managing Member

/s/ Paul J. Solit
PAUL J. SOLIT

/s/ Eric Singer
ERIC SINGER
Individually and as attorney-in-fact for Mark J. Bonney and Mark F. Fitzgerald